UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) September 15, 2026

IB Acquisition Corp.

(Exact name of registrant as specified in its charter)

Nevada	001-41988	85-2946784
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1200 N Federal Highway, Suite 215

Boca Raton, FL 33432

(Address of principal executive offices) (Zip Code)

(214) 687-0020

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	IBAC	The NASDAQ Stock Market LLC
Rights, each entitling the holder to receive one-twentieth of one share of common stock	IBACR	The NASDAQ Stock Market LLC

This Form 8-K/A amends the Current Report on Form 8-K filed on September 19, 2026, to include a description of the form of Commitment Note issued pursuant to the Equity Purchase Facility Agreement and to add a subheading relating Item 3.02 (Unregistered Sales of Equity Securities).

Item 1.01	Entry into a Material Definitive Agreement.

On September 15, 2026, in connection with the pending business combination with GNQ Insilico, Inc. (“GNQ”), IB Acquisition Corp. (the “Company”) entered into the agreements described below.

Equity Purchase Facility

Equity Purchase Facility Agreement

On September 15, 2026, the Company entered into an Equity Purchase Facility Agreement (the “Equity Purchase Agreement”) with a certain institutional investor (the “ELOC Investor”), pursuant to which the Company has the right, but not the obligation, to sell to the ELOC Investor up to $50.0 million in aggregate gross purchase price of newly issued shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Shares”). The Common Shares will be listed on the Nasdaq Global Market under the symbol “GNQI” following the closing of the business combination with GNQ (the “Business Combination”).

The commitment period under the Equity Purchase Agreement begins when the initial registration statement covering the resale of Common Shares is declared effective by the SEC and continues for up to 36 months, subject to early termination upon full utilization of the $50.0 million commitment or certain other events specified in the Equity Purchase Agreement.

The Company may request purchases from time to time by delivering advance notices to the Investor. The purchase price for each advance will be based on the volume weighted average price of the Common Shares during an applicable pricing period. The Equity Purchase Agreement includes a 4.99% beneficial ownership limitation on the Investor (which may be increased to 9.99% upon prior notice) and an exchange cap of 19.99% of the outstanding Common Shares, unless the Company obtains stockholder approval.

As consideration for the Investor’s commitment, on the closing date of the Company’s business combination with GNQ Insilico Inc., the Company will issue a convertible promissory note in the principal amount of $675,000 (the “Commitment Note”), which is convertible into Common Shares (the “Commitment Shares”) in accordance with its terms.

The Equity Purchase Agreement contains customary representations, warranties and covenants. The Company’s ability to request purchases is subject to customary conditions, including the effectiveness of a registration statement covering the resale of Common Shares.

The foregoing description of the Equity Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 10.1, and incorporated by reference herein.

Form of Note

The Commitment Note matures on the twelve-month anniversary of its issuance date, subject to extension at the option of the holder upon the occurrence of certain events, including the occurrence and continuance of an event of default or a fundamental transaction. The Commitment Note is convertible, at the option of the holder, into shares of Common Shares at an initial conversion price of $10.00 per share, subject to adjustment for stock splits, stock dividends, certain dilutive issuances and other events as set forth therein. The Commitment Note also provides for alternate conversions at an alternate conversion price, subject to a floor price. Conversions are subject to a beneficial ownership limitation of 9.99% of the outstanding shares of Common Shares.

The Commitment Note bears interest at a rate of 12% per annum, computed on the basis of a 360-day year and twelve 30-day months, payable monthly in arrears on the first calendar day of each calendar month. Interest is payable in shares of Common Shares, subject to the satisfaction of certain equity conditions, or in cash at the Company’s election. Upon the occurrence and during the continuance of an event of default, the interest rate automatically increases to a default rate of 18% per annum.

The Company may, at its option, redeem all or any portion of the outstanding Commitment Note in cash at a redemption price equal to the greater of (i) 135% of the conversion amount being redeemed and (ii) the product of the conversion amount divided by the alternate conversion price then in effect, multiplied by the greatest closing sale price of the Common Shares during the applicable measurement period. Upon the occurrence of an event of default or a change of control, the holder may require the Company to redeem all or any portion of the Commitment Note at a redemption premium of 130% of the applicable conversion amount. Upon a bankruptcy event of default, the Company is required to immediately pay the holder all outstanding principal, accrued and unpaid interest and late charges, multiplied by the redemption premium.

All payments due under the Commitment Note (i) rank junior to the PIPE Notes and the Existing Loan and Security Agreement (as defined in the Securities Purchase Agreement) and (ii) rank senior to all other indebtedness of the Company and its subsidiaries, other than permitted indebtedness secured by permitted liens. The Commitment Note is not secured by a security interest in the Company’s assets. The obligations of the Company under the Commitment Note are guaranteed by GNQ pursuant to a guarantee agreement.

The Commitment Note contains customary covenants, including restrictions on the incurrence of additional indebtedness, the creation of liens, restricted payments and investments, the payment of cash dividends and distributions, and the consummation of fundamental transactions without compliance with certain conditions. The Commitment Note also contains customary events of default, including, among others, failure to pay principal or interest when due, failure to convert the Commitment Note in accordance with its terms, breach of covenants or representations and warranties, cross-default to other indebtedness in excess of $250,000, bankruptcy events, and the occurrence of a material adverse effect. Upon the occurrence of an event of default, the holder may require the Company to redeem all or any portion of the Commitment Note at the applicable redemption premium.

The foregoing description of the Commitment Note does not purport to be complete and is qualified in its entirety by reference to the full text of the form of PIPE Note, which is attached hereto as Exhibit 10.7, and incorporated by reference herein.

Registration Rights Agreement (ELOC)

On September 15, 2026, the Company and the ELOC Investor entered into a Registration Rights Agreement (the “ELOC Registration Rights Agreement”) pursuant to which the Company agreed to file a registration statement with the SEC covering the resale of the Common Shares and the Commitment Shares (together, the “ELOC Registrable Securities”). The Company is required to file the initial registration statement no later than the date on which the SEC declares the Business Combination Registration Statement effective and to use its best efforts to have such registration statement declared effective as soon as practicable thereafter.

The Company has agreed to maintain the effectiveness of the registration statement until the ELOC Investor has sold all of the ELOC Registrable Securities or such securities may be sold without restriction under Rule 144.

The ELOC Registration Rights Agreement contains customary indemnification provisions pursuant to which the Company and the ELOC Investor have agreed to indemnify each other against certain losses arising from the registration statement.

The foregoing description of the ELOC Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 10.2, and incorporated by reference herein.

PIPE Financing

Securities Purchase Agreement

On September 15, 2026, the Company, GNQ and a certain institutional investor (the “Buyer”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which the Buyer agreed to purchase senior secured convertible notes (the “PIPE Notes”) of the Company. Under the Securities Purchase Agreement, at the initial closing, the Buyer will purchase PIPE Notes in an aggregate original principal amount of $16,470,588, with potential additional closings up to an aggregate principal amount of $90,000,000. The initial closing under the Securities Purchase Agreement will occur immediately prior to the consummation of the Business Combination and is conditioned upon the satisfaction or waiver of all conditions precedent to the consummation of the Business Combination, including the redomestication of the Company from Nevada to Delaware. The PIPE Notes will be convertible into shares of Common Shares at an initial conversion price of $10.00 per share, subject to certain floor prices and other adjustments as set forth in the PIPE Notes.

The Securities Purchase Agreement contains customary representations, warranties and covenants of the Company and the Buyer. The Buyer’s obligation to purchase the PIPE Notes at each closing is subject to customary conditions, including accuracy of representations and warranties and compliance with covenants. The Securities Purchase Agreement also provides the Buyer with certain participation rights in future equity and equity-linked offerings of the Company for a period of two years following the Applicable Date (as defined in the Securities Purchase Agreement) with respect to the initial closing (or, if later, the date no PIPE Notes remain outstanding).

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 10.3, and incorporated by reference herein.

Form of Note

Each PIPE Note bears interest at a rate of 12% per annum, computed on the basis of a 360-day year and twelve 30-day months, payable monthly in arrears on the first calendar day of each calendar month. Interest is payable in shares of Common Shares, subject to the satisfaction of certain equity conditions, or in cash at the Company’s election. Upon the occurrence and during the continuance of an event of default, the interest rate automatically increases to a default rate of 18% per annum. The PIPE Notes will be issued with an original issue discount.

Each PIPE Note matures on the twelve-month anniversary of its issuance date, subject to extension at the option of the holders of a majority in principal amount of the then-outstanding PIPE Notes upon the occurrence of certain events, including the occurrence and continuance of an event of default or a fundamental transaction. The PIPE Notes are convertible, at the option of the holder, into shares of Common Shares at an initial conversion price of $10.00 per share, subject to adjustment for stock splits, stock dividends, certain dilutive issuances and other events as set forth therein. The PIPE Notes also provide for alternate conversions at an alternate conversion price, subject to a floor price. Conversions are subject to a beneficial ownership limitation of 4.99% of the outstanding shares of Common Shares (which may be increased to 9.99% upon 61 days’ prior written notice to the Company).

The Company may, at its option, redeem all or any portion of the outstanding PIPE Notes in cash at a redemption price equal to the greater of (i) 135% of the conversion amount being redeemed and (ii) the product of the conversion amount divided by the alternate conversion price then in effect, multiplied by the greatest closing sale price of the Common Shares during the applicable measurement period. Upon the occurrence of an event of default or a change of control, each holder may require the Company to redeem all or any portion of its PIPE Notes at a redemption premium of 130% of the applicable conversion amount. Upon a bankruptcy event of default, the Company is required to immediately pay the holder all outstanding principal, accrued and unpaid interest and late charges, multiplied by the redemption premium.

All payments due under the PIPE Notes rank senior to all other indebtedness of the Company and its subsidiaries, other than permitted indebtedness secured by permitted liens, and rank pari passu with all other PIPE Notes. The PIPE Notes are secured by a first priority security interest in substantially all personal property of the Company and its subsidiaries pursuant to the Security Agreement.

The PIPE Notes contain customary covenants, including restrictions on the incurrence of additional indebtedness, the creation of liens, restricted payments and investments, the payment of cash dividends and distributions, and the consummation of fundamental transactions without compliance with certain conditions. The PIPE Notes also contain customary events of default, including, among others, failure to pay principal or interest when due, failure to convert the PIPE Notes in accordance with their terms, breach of covenants or representations and warranties, cross-default to other indebtedness in excess of $250,000, bankruptcy events, and the occurrence of a material adverse effect. Upon the occurrence of an event of default, each holder may require the Company to redeem all or any portion of its PIPE Note at the applicable redemption premium.

The PIPE Notes are governed by the laws of the State of Delaware, without regard to conflict of law principles.

The foregoing description of the PIPE Notes does not purport to be complete and is qualified in its entirety by reference to the full text of the form of PIPE Note, which is attached hereto as Exhibit 10.4, and incorporated by reference herein.

Registration Rights Agreement (PIPE)

Pursuant to the Securities Purchase Agreement, at the initial closing, the Company and the Buyer will enter into a Registration Rights Agreement (the “PIPE Registration Rights Agreement”) pursuant to which the Company agrees to file a registration statement with the SEC covering the resale of the shares of Common Shares issuable upon conversion of the PIPE Notes (the “PIPE Registrable Securities”). The Company is required to file the initial registration statement no later than the date on which the SEC declares the Business Combination Registration Statement (as defined in the Securities Purchase Agreement) effective and to use its best efforts to have such registration statement declared effective as soon as practicable thereafter, but in no event later than the twentieth (20th) trading day after the consummation of the Business Combination.

If the Company fails to file the registration statement by the filing deadline, fails to have the registration statement declared effective by the effectiveness deadline, or fails to maintain the effectiveness of the registration statement, the Company will be required to pay the Buyer registration delay payments.

The PIPE Registration Rights Agreement contains customary indemnification provisions pursuant to which the Company and the Buyer have agreed to indemnify each other against certain losses arising from the registration statement.

The foregoing description of the PIPE Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 10.5, and incorporated by reference herein.

Security and Pledge Agreement

In connection with the Securities Purchase Agreement, the Company and each of its direct and indirect subsidiaries from time to time party thereto (collectively with the Company, the “Grantors”) will enter into a Security and Pledge Agreement (the “Security Agreement”) with the Collateral Agent (as defined in the Security Agreement) for the benefit of the holders of the PIPE Notes (the “Noteholders”), pursuant to which the Grantors will grant to the Collateral Agent a first priority security interest in substantially all personal property of each Grantor (the “Collateral”) to secure all obligations of the Company under the Securities Purchase Agreement, the PIPE Notes and the other Transaction Documents (as defined in the Securities Purchase Agreement). The Collateral includes, among other things, all equity interests in subsidiaries, accounts, inventory, equipment, intellectual property, instruments, investment property, deposit accounts and proceeds thereof, subject to certain customary exclusions.

The Security Agreement contains customary representations, warranties and covenants, including covenants relating to the maintenance, protection and perfection of the Collateral Agent’s security interest in the Collateral. Upon the occurrence and during the continuance of an event of default under the PIPE Notes, the Collateral Agent may exercise customary remedies, including taking control of and selling or otherwise disposing of the Collateral.

The foregoing description of the Security Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Security Agreement, which is attached hereto as Exhibit 10.6, and incorporated by reference herein.

Amendment to Business Combination Agreement and Sponsor Support Agreement

On September 15, 2026, the Company and GNQ entered into Amending Agreement No. 1 (the “Amending Agreement”) to the Business Combination Agreement, dated as of March 16, 2026 (the “Business Combination Agreement”). The Amending Agreement amends the Business Combination Agreement to, among other things: (i) reflect changes to the structure of the Bridge Financing and PIPE Financing, including a requirement that all outstanding Bridge Financing obligations be exchanged into senior secured convertible notes issued under the Securities Purchase Agreement at Closing, (ii) remove the Minimum Cash closing condition, (iii) add the Subscription Agreement, the Registration Rights Agreement and the Equity Purchase Facility as permitted transactions under the Business Combination Agreement, (iv) provide for the issuance of 350,000 shares of Company Class A Common Stock to the Buyer in connection with the Bridge Financing, and (v) update certain definitions and capitalization-related provisions. The Amending Agreement also amends the Sponsor Support Agreement to release the 610,500 Units (the “Private Placement Units”) acquired by I-B Good Works 4, LLC (the “Sponsor”) in the private placement that closed simultaneous with the closing of the Company’s initial public offering from the six month lock-up restriction in the Sponsor Support Agreement

The foregoing description of the Amending Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 2.1, and incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of the Commitment Note and the Commitment Shares is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Exhibit Description
2.1*	Amending Agreement No. 1 to Business Combination Agreement, dated as of September 15, 2026, by and between IB Acquisition Corp. and GNQ Insilico Inc.
10.1*	Equity Purchase Facility Agreement, dated as of September 15, 2026, by and between IB Acquisition Corp. and the ELOC Investor.
10.2*	Registration Rights Agreement, dated as of September 15, 2026, by and between IB Acquisition Corp. and the ELOC Investor.
10.3*	Securities Purchase Agreement, dated as of September 15, 2026, by and among IB Acquisition Corp., GNQ Insilico Inc. and the Buyer party thereto.
10.4*	Form of Senior Secured Convertible Note.
10.5*	Form of Registration Rights Agreement, by and among IB Acquisition Corp., GNQ Insilico Inc. and the Buyer party thereto.
10.6*	Form of Security and Pledge Agreement, by and among IB Acquisition Corp., certain of its subsidiaries and the Collateral Agent.
10.7	Form of Commitment Note
104	Cover page Interactive Data File (embedded within the Inline XBRL document)

* Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IB Acquisition Corp.

Date: September 23, 2026	By:	/s/ Al Lopez
Al Lopez
Chief Executive Officer